NEWS RELEASE

Pan American and Agnico confirm termination of the Gold Fields transaction and announce activation of the arrangement agreement with Yamana
Vancouver, B.C. and Toronto, Ontario November 8, 2022 – Pan American Silver Corp. (TSX: PAAS, Nasdaq: PAAS) (“Pan American”) and Agnico Eagle Mines Limited (TSX: AEM, NYSE: AEM) (“Agnico Eagle”) are pleased to announce that the arrangement agreement with Yamana Gold Inc. (“Yamana”) which Yamana entered into earlier today (the “Pan American-Agnico Arrangement Agreement”) has become effective upon the termination today by Gold Fields Limited (“Gold Fields”) of the arrangement agreement between Yamana and Gold Fields entered into on May 31, 2022 (the “Gold Fields Arrangement Agreement”). The Pan American-Agnico Arrangement Agreement remains the same as previously announced by Pan American and Agnico Eagle earlier today, November 8, 2022. A copy of the press release issued earlier today is available under the SEDAR profiles (www.sedar.com) of Pan American and Agnico Eagle.
The previously scheduled special meeting of Yamana shareholders for Monday November 21, 2022 under the Gold Fields Arrangement Agreement will be cancelled, and Yamana will pay a termination fee of US$300 million to Gold Fields in accordance with the terms of the Gold Fields Arrangement Agreement. Pursuant to the terms of the Pan American-Agnico Arrangement Agreement, Pan American shall fund US$150 million in cash to Yamana to pay a portion of such termination fee.
Pan American to host conference call and webcast
Pan American will discuss the transaction during its previously scheduled conference call and webcast in conjunction with the release of the Company’s unaudited results for the third quarter of 2022. Details are as follows:
Toll-free in Canada and the U.S.: 1-800-319-4610
International: +1-604-638-5340
Webcast: https://services.choruscall.com/mediaframe/webcast.html?webcastid=OACOqFfL
The presentation slides will be available at https://www.panamericansilver.com/investors/events-and-presentations/
An archive of the webcast will also be available for three months on Pan American's website.
About Pan American
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. It also owns the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. Pan American has a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management.
Learn more at www.panamericansilver.com.
About Agnico Eagle
Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.
Learn more at www.agnicoeagle.com.
For more information about Pan American or Agnico contact:
Pan American Investor Contact
Siren Fisekci VP, Investor Relations & Corporate Communications
Phone: 604-806-3191
Email: ir@panamericansilver.com

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NEWS RELEASE

Agnico Eagle Investor Contact
Jean-Marie Clouet Corporate Director, Investor Relations
Phone: 416-457-9464
Email: jeanmarie.clouet@agnicoeagle.com
Cautionary Statement Regarding Forward-Looking Statements
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Forward-looking statements and information can be identified by statements that certain actions, events or results "could", "may", "should", "will" or "would" be taken, occur or achieved. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the implementation and closing of the transactions contemplated by the Pan American-Agnico Arrangement Agreement; the cancellation of the special meeting of Yamana shareholders; the requirement and timing of the US$300 million termination fee payable by Yamana to Gold Fields; and the timing and availability of further information on the transactions contemplated by the Pan American-Agnico Arrangement Agreement.
The forward-looking statements and information contained in this news release reflect Pan American's and Agnico Eagle's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American and Agnico Eagle, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies.
Pan American and Agnico Eagle caution the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American and Agnico Eagle have made assumptions and estimates based on or related to many of these factors. Such risks, uncertainties and other factors include, among others, the possibility that transactions contemplated by the Pan American-Agnico Arrangement Agreement will not be completed in the expected timeframe or at all; shareholder approvals for the Pan American-Agnico Arrangement Agreement in the expected timeframe or at all; pending or potential litigation associated with the Pan American-Agnico Arrangement Agreement; and general economic, business and political conditions. Additional risks, uncertainties and other factors are identified in Pan American's and Agnico Eagle's most recent form 40-F and Annual Information Forms, and in their respective subsequent quarterly report filings, which have been filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, as applicable.
Although Pan American and Agnico Eagle have attempted to identify important factors that could cause actual results to differ materially from those set out or implied by the forward-looking statements and information, this list is not exhaustive and there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors should use caution when considering, and should not place undue reliance on any, forward-looking statements and information. Forward-looking statements and information are designed to help readers understand Pan American's and Agnico Eagle's current views in respect of the transaction and related matters and may not be appropriate for other purposes. Pan American and Agnico Eagle do not intend, nor do they assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by law.
This news release does not constitute (and may not be construed to be) a solicitation or offer by Agnico Eagle, Pan American or any of their respective directors, officers, employees, representatives or agents to buy or sell any securities of any person in any jurisdiction, or a solicitation of a proxy of any securityholder of any person in any jurisdiction, in each case, within the meaning of applicable laws.

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